SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):   August 26, 2009

Trend Technology Corporation
(Exact name of registrant as specified in its charter)

Nevada	000-50978	98-0343712
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

777 Hornby Street, Suite 1210, Vancouver, British Columbia, V6Z 1S4
(Address of Principal Executive Offices)   (Zip Code)

Registrant's telephone number, including area code: (604) 681-9588

(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations
Item 1.01   Entry into a Material Definitive Agreement.
Explanatory Note: The company amends its prior disclosure on Form 8-K filed July 09, 2009 to revise disclosure related to a Binding Letter of Intent – between Trend Technology Corp., and Americas Energy Company, signed July 3, 2009 and add disclosure related to the Definitive Merger Agreement subsequently entered into by the parties on August 26, 2009

Binding Letter of Intent
The company entered into a Binding Letter of Intent – between Trend Technology Corp., and Americas Energy Company, signed July 3, 2009.   The letter of intent ("LOI") sets forth the understanding, which was reached between Americas Energy Company ("Seller") and Trend Technology Corp ("Company"), concerning the acquisition of Seller by Company.

Definitive Merger Agreement
The company entered into a Definitive Merger Agreement – signed August 26, 2009 and dated as of August 21, 2009 (the "Agreement"), among Trend Technology Corp., a Nevada Corporation ("TRET"), and Americas Energy Company ("AEC"), a Nevada Corporation.

Merger; Surviving Entity
In accordance with and subject to the provisions of the Agreement and the Nevada Corporations Code ("NCC"), at the Effective Time AEC shall be merged with and into TRET (the "Merger"), and TRET shall be the surviving entity in the Merger (the "surviving entity") and shall continue its corporate existence under the laws of the State of Nevada, and shall immediately effect a name change. At the Effective Time, the separate existence of TRET shall cease. All properties, franchises and rights belonging to TRET and AEC, by virtue of the Merger and without further act or deed, shall be vested in the surviving entity, which shall thenceforth be responsible for all the liabilities and obligations of each of AEC and TRET.

TRET Current Assets
Upon completion of the business combination, TRET's assets as of today's date shall be sold to an assign named by Lanham & Lanham, LLC at the closing for the sum of one dollar ($1.00). AEC hereby agrees to cooperate in taking the necessary steps to transfer the right, title and interest in the assets of TRET to the assigned.

Effective Time
The Merger shall become effective at the time and date that the certificate of merger of each of AEC and TRET (the "Certificate of Merger"), in form and substance acceptable to the Parties, is accepted for filing by the Secretary of State of the State of Nevada in accordance with the provisions related thereto. The Certificate of Merger shall be executed by AEC and TRET and delivered to the Secretary of State of the State of Nevada for filing on the Closing Date. The date and time when the Merger becomes effective are the "Effective Time."

Cash Consideration due AEC

The parties have agreed to cash consideration of eight-hundred thousand US dollars ($800,000) will be disbursed in accordance with the following schedule:

Tranche 1 - $400,000: Upon the signing of the Definitive Agreement. AEC shall provide bank-wiring instructions.

Tranche 2 - $400,000: Filing the Super 8K with the Securities and Exchange Commission announcing the closing of this business combination. Closing of the business combination – the "Effective Time" to AEC for all licenses, rights and properties included and limited to AEC Assets to be transferred to TRET.

Equity Consideration due AEC shareholders.

Conversion of Common Stock - At the Effective Time, all assets of AEC Common Stock outstanding immediately before the Effective Time shall be converted, by virtue of the Merger, into Seventeen million (17,000,000) shares of TRET Common Stock (the "Merger Shares"). It is hereby agreed that upon closing the TRET will have thirty-two million (32,000,000) shares issued and outstanding. With one million (1,000,000) shares held in escrow to be issued against the drawdown of funds and option to purchase additional shares as described herein paragraph (a) below. These options shall exist for a period of two (2) years.

(a)   as of the Effective Date after giving effect to the Merger - The shares in escrow shall be priced at one dollar ($1.00) per share. As shares are purchased, restricted shares shall be released from the escrow.

As of the date on which the agreement was entered into, no material relationships other than the subject agreement of this current report on Form 8-K, existed between Trend Technology Corp., its officers, directors or other affiliates and Americas Energy Company or any other parties to the agreement.

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits

Exhibits

Trend Technology Corp. includes herewith the following exhibits:

10.1   Binding Letter of Intent – between Trend Technology Corp., and Americas Energy Company, signed July 3, 2009

10.2   Definitive Merger Agreement – signed August 26, 2009 and dated as of August 21, 2009 (the "Agreement"), among Trend Technology Corp., a Nevada Corporation ("TRET"), and Americas Energy Company ("AEC"), a Nevada Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Trend Technology Corporation

By: s\ Leonard MacMillan
Name: Leonard MacMillan
Title: President, CEO, CFO Secretary and Director
         (Principal Financial Officer)

Dated: September 1, 2009